FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
[redacted]利街十六號騏利大廈九樓
[redacted]: 2827 4836 • E-mail: fw@fairwind.com.hk

03003439

Your Ref:

Our Ref: S/5411/89 LTO/sl

8th January, 2003

03 JAN 21 AM 7:21

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

SUPPL

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

dlw 2/3

LO Tai On
Director

Enc.
c.c. the Company

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

File No. 82-3594

Annex A to Letter to the SEC
Dated 8th January, 2003 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Half Yearly Report and Preliminary Announcement

   Date : 2002/2003

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement.

2. Title : Notification of movement of securities in Hong Kong

   Date : 31st December, 2002

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st December, 2002

03 JAN 21 AM 7: 21

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah Tel No.: 2827 1778
(Name of Responsible Official)

Date: 8th January, 2003

(A) **Information of Types of Listed Equity Securities**:
(please tick wherever applicable)

1.	Ordinary shares	: √	2.	Preference shares:
3.	Other classes of shares	:		please specify: ______
4.	Warrants	:		please specify: ______

(B) **Movement in Authorised Share Capital**:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	5,000,000,000	$0.10	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	5,000,000,000	$0.10	$500,000,000

(C) **Movement in Issued Share Capital**:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,684,725,402	Nil	Nil
Increase/(Decrease) during the month	Nil	Nil	Nil
Balance at close of the month:	2,684,725,402	Nil	Nil

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee share option scheme Exercise price: HK$_________	116,995,056	Nil	Nil	33,750,000	83,245,056	Nil
2. Employee share option scheme Exercise price: HK$ ________ Exercise price: HK$ ________	Nil	Nil	Nil	Nil	Nil	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____________________ Subscription price HK$ _____ 2. ____________________ Subscription price HK$ _____						

CONVERTIBLES* Class	Units	Converted (Units)	Units	
Convertibles Notes Convertible price: HK$ ________	N/A	N/A	N/A	
OTHER ISSUES OF SHARES*				
Rights Issue	Price:	Issue and allotment Date:		
Placing	Price:	Issue and allotment Date:		
Bonus Issue		Issue and allotment Date:		
Scrip Dividend		Issue and allotment Date:		
Repurchase of share		Cancellation Date:		
Redemption of share		Redemption Date:		
Consideration issue	Price:	Issue and allotment Date:		
Others (Please specify)	Price:	Issue and allotment Date:		
		Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:		Nil

Remarks:

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

#a5411/form1.doc/sl

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2002

FINANCIAL RESULTS

The Board of Directors of Starlight International Holdings Limited (the "Company") is pleased to announce the unaudited condensed consolidated income statement of the Company for the six months ended 30th September, 2002 together with the comparative figures for the corresponding period in 2001 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2002

	NOTES	01.04.2002 to 30.09.2002 HK$'000 (unaudited)	01.04.2001 to 30.09.2001 HK$'000 (unaudited)
Turnover	2	734,581	474,250
Cost of sales		(620,205)	(443,545)
Gross profit		114,376	30,705
Other operating income		9,277	12,104
Distribution costs		(22,874)	(13,272)
Administration expenses		(42,923)	(41,180)
Unrealised holding loss on investments in securities		(16,001)	(17,370)
Impairment loss recognised in respect of investment in securities		(5,000)	–
Impairment loss recognised in respect of loan to an associate		(250)	–
Amortisation of goodwill arising on acquisition of subsidiaries		(829)	–
Profit (Loss) from operations		35,776	(29,013)
Finance costs		(2,587)	(3,782)
Share of results of associates		(168)	(174)
Profit (Loss) before taxation		33,021	(32,969)
Taxation	4	(976)	(735)
Profit (Loss) before minority interests		32,045	(33,704)
Minority interests		(1,306)	(515)
Net profit (Loss) for the period		30,739	(34,219)
Earnings (Loss) per share	5		
– Basic		1.14 cents	(1.27) cents
Interim dividend per share		0.2 cent	–

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1. **ACCOUNTING POLICIES**

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities.

The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 31st March, 2002, except as described below.

In the current period, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP"s) issued by the Hong Kong Society of Accountants, resulting in the adoption of the following new accounting policies.

SSAP 1 (Revised)	Presentation of Financial Statements
SSAP 11 (Revised)	Foreign Currency Translation
SSAP 15 (Revised)	Cash Flow Statements
SSAP 34	Employee Benefits

The new and revised SSAPs have introduced revised disclosure requirements which have been adopted in the condensed financial statements. The adoption of the above SSAPs has had no significant effect on the results for the current or prior accounting periods.

2. **SEGMENT INFORMATION**

Business segments

For management purpose, the Group is currently organised into two operating divisions - design, manufacture and sale of electronic products and securities trading. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Six months ended 30th September, 2002

	Design, manufacture and sale of electronic products HK$	Securities trading HK$	Consolidated HK$
REVENUE	725,005,380	9,575,709	734,581,089
SEGMENT RESULT	57,988,120	(16,772,426)	41,215,694
Interest income			62,162
Unallocated corporate expenses			(501,803)
Impairment Loss recognised in respect of investment in securities			(5,000,000)
Profit from operation			35,776,053

Six months ended 30 September 2001:

	Design, manufacture and sale of electronic products HK$	Securities trading HK$	Consolidated HK$
REVENUE	447,953,057	26,297,289	474,250,346
SEGMENT RESULT	(10,279,623)	(19,044,708)	(29,324,331)
Interest income			729,223
Unallocated corporate expenses			(418,132)
Loss from operation			(29,013,240)

3. **DEPRECIATION**

During the period, depreciation of approximately HK$17,726,000 (HK$17,541,000 for the six months ended 30th September, 2001) was charged to the condensed consolidated income statement in respect of the Group's property, plant and equipment.

4. **TAXATION**

	Six months ended 30.09.2002 HK$'000	Six months ended 30.09.2001 HK$'000
The charge comprises:		
Hong Kong Profits Tax calculated at 16% of the estimated assessable profit for the period	952	-
Taxation in other jurisdictions	24	735
	976	735

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

5. **EARNINGS (LOSS) PER SHARE**

The earning (loss) per share is calculated based on the net profit for the period of HK$30,739,145 (loss of HK$34,219,170 for the six months ended 30th September, 2001) and the weighted average of 2,692,199,992 shares (2,696,644,323 shares for the six months ended 30th September, 2001) in issue.

No diluted earning per share has been presented as the exercise prices of the Company's options were higher than the average market price for shares in the current period.

The computation of diluted loss per share for the prior period has not been presented as the exercise of the outstanding options would result in a decrease in the loss per share.

INTERIM DIVIDEND

The directors have declared an interim dividend of HK 0.2 cent per share for the year ending 31st March, 2003 (Year ended 31st March, 2002: Nil) to shareholders on the register of members on 21st January, 2003. Dividend warrants will be sent to the shareholders on or about 10th February, 2003.

CLOSING OF REGISTER OF MEMBERS

The registers of members of the Company will be closed from Tuesday, 21st January, 2003 to Friday, 24th January, 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the interim dividend, all outstanding transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Share Registrars, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong (with effect from 13th January, 2003, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong) not later than 4:00 p.m. on Monday, 20th January, 2003.

BUSINESS REVIEW

The Group's turnover for the six months ended 30th September, 2002 was HK$734,581,089, a significant increase of 55% as compared with the same period last year. The profit attributable to shareholders amounted to HK$30,739,145 which represents a great improvement as compared to the loss of HK$34,219,170 for the last period.

Electronics Division

Under the unfavourable economic conditions and the competitive market environment, the Group's core business, Electronics Division, still achieved a satisfactory performance of an operating profit of HK$57,988,120 (as compared with an operating loss of HK$10,279,623 in last period). These were mainly attributable to the following factors:

- The demand from the market in USA for the Group's products increased steadily as the consumer sentiment in USA improved slowly.
- The Group has successfully designed a series of product lines accepted by the market. The 6 CD changers, visual products, MP3 and CDRW products have received satisfactory orders during the period.

- The increase in turnover was mainly from the demand for the Group's own brand "Audiologic" products which provided a higher margin than OEM products. With a better balance of sales for own brand products, a relatively higher margin has been obtained.
- Demand from the market in Europe also increased due to stronger Euro.
- During the period under review, interest rate was low and the Group's financial costs decreased significantly.
- Through our subsidiary, Cosmo Communications Corporation, contribution from the sales to North America has increased.
- The Group has strengthened its marketing team so that a broader customer base and new potential customers were obtained.
- Through vertical integration, a significant portion of the operating profit was coming from the components manufacturing business.
- Continuing cost control and production efficiency resulting from the increase in production scale also became the main factors accounting for the improvement in the operating results for the Electronics Division.

Securities Trading

During the period, world-wide stock market was affected by the poor global economic conditions. Although no active trading operation recorded, the Group still has to make a provision for diminution in value in securities for HK$16,001,572.

PROSPECTS

Global economic development remain unclear and keen competition in consumer electronic business continues. Under such difficult environment, the Group has adopted a policy of developing new technology products to meet market demands. We have increased the production for digital related products, like 8 speed CDRW Units and MP3 solid state products. On the other hand, we have strengthened our existing product lines so that growth in turnover can continue. Consequently, returns from consumer electronic business through better cost control, production efficiency and vertical integration can be maintained. The Group has started sourcing activities through Cosmo Communications Corporation to North America for the sales of consumer electronic products not manufactured by the Group. With the Group's experience in product sourcing and quality control, trading business will provide another source of contribution.

We anticipate the orders for next year is quite promising despite uncertain economic condition. The Group plans to increase production facilities of about 120,000 sq. ft. to cater for the anticipated growth in turnover.

FINANCIAL

As at 30th September, 2002, the Group's gearing ratio based on total liabilities to shareholders' funds was 94% (31st March, 2002: 67%) and gearing ratio based on net bank borrowings to shareholders' funds was 25% (31st March, 2002: 19%). The increase in the gearing ratios reflected the seasonal effect of the business activities as well as the increase of the group's turnover during the period. The Group's financial position is sound.

The Group's transactions were mostly denominated in US dollars and Hong Kong dollars. The exposure to foreign exchange risk was minimal.

STAFF

As at 30th September, 2002, the Group had a total staff of 7,937 of which 7,834 were employed in the PRC for the Group's manufacturing and distribution business.

The Group provides employee benefits such as staff insurance, retirement scheme, discretionary bonus and share option scheme and also provides in-house training programmes and external training sponsorship.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the period, the Company repurchased its own shares on The Stock Exchange of Hong Kong Limited as follows:

Month	Number of Shares	Price per share Lowest *HK$*	Highest *HK$*	Aggregate Consideration *HK$*
August 2002	2,120,000	0.045	0.049	97,790
September 2002	4,240,000	0.041	0.047	190,030
	6,360,000			287,820

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The discount on repurchase was credited to reserve. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

PUBLICATION OF INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange will be published on the Stock Exchange's website in due course.

By Order of the Board
Lau Sak Hong, Philip
Chairman

Hong Kong, 19th December, 2002